                                             As filed pursuant to Rule 424(b)(3)
                                             Registration No. 333-78959


PROSPECTUS SUPPLEMENT DATED OCTOBER 20, 1999
TO PROSPECTUS DATED AUGUST 18, 1999


                                DOUBLECLICK INC.

           $250,000,000 4.75% Convertible Subordinated Notes due 2006
                  (Interest Payable March 15 and September 15)
                              --------------------

                        3,030,303 Shares of Common Stock

                              --------------------


         The information contained in the table appearing under the heading "Selling Securityholders" on pages 40 - 42 of the Prospectus is hereby updated and supplemented by amending and restating in its entirety the information as follows:

                                                                                         Principal                    Shares of
                                                                                         Amount of    Percentage     Common Stock
                                                                                        Notes that     of Notes      that May be
Name of Selling Securityholder (1)                                                      May be Sold   Outstanding      Sold (2)
---------------------------------------------------------------------------------------------------------------------------------
AIG/National Union Fire Insurance-FRIC................................................      $600,000       * %             7,272
Allstate Insurance Company............................................................       750,000       *               9,090
Arkansas Teachers Retirement System...................................................     1,830,000       *              22,181
Associated Electrical & Gas Insurance Securities Ltd..................................       270,000       *               3,272
BancBoston Robertson Stephens.........................................................     5,000,000      2.0             60,606
Bancroft Convertible Fund, Inc.                                                              250,000       *               3,030
Bank of America Convertible Securites Funds DTC #2130 Bank of America Personal Trust..       100,000       *               1,212
Bank of America Securites LLC.........................................................       190,000       *               2,303
Baptist Health of South Florida.......................................................       122,000       *               1,478
BNP Arbitrage SNC.....................................................................     9,000,000      3.6            109,090
Boston Museum of Fine Arts............................................................        95,000       *               1,151
Boulder Capital Inc...................................................................     5,500,000      2.2             66,666
Boulder II Limited....................................................................     1,700,000       *              20,606
Califonia Public Employees Retirement System..........................................     2,000,000       *              24,242
Capital Market Transactions, Inc......................................................     4,000,000      1.6             48,484
CEDE & Co.............................................................................     4,450,000      1.8             53,939
Chrysler Corporation Master Retirement Trust..........................................       635,000       *               7,696
Convexity Partners....................................................................       700,000       *               8,484
CPR (USA) Inc.........................................................................       275,000       *               3,333
David Lipscomb University General Endowment...........................................       130,000       *               1,575
Delaware PERS.........................................................................     1,045,000       *              12,666
Delta Airlines Master Trust...........................................................       255,000       *               3,090
Deutsche Bank Securities..............................................................    47,378,000     19.0            574,278


                                                                                         Principal                    Shares of
                                                                                         Amount of    Percentage     Common Stock
                                                                                        Notes that     of Notes      that May be
Name of Selling Securityholder (1)                                                      May be Sold   Outstanding      Sold (2)
---------------------------------------------------------------------------------------------------------------------------------
Donaldson Lufkin & Jenrette Securities Corp...........................................     3,000,000      1.2             36,363
Elliot Associates, L.P................................................................     1,500,000       *              18,181
Ellsworth Convertible Growth and Income Fund, Inc.....................................       250,000       *               3,030
Engineers Joint Pension Fund..........................................................       254,000       *               3,078
Equitable Life Assurance Separate Account-Balanced....................................       145,000       *               1,757
Equitable Life Assurance Separate Account-Convertibles................................     2,405,000       *              29,151
Federated Equity Funds, on behalf of its Federated Capital Appreciation Fund..........         7,000       *                  84
Forest Alternative Strategies Fund II LP A-5-I........................................       370,000       *               4,484
Forest Alternative Strategies Fund II LP A-5-M........................................       125,000       *               1,515
Forest Fulcrum Fund LP................................................................     7,180,000      2.9             87,030
Forest Global Convertible Fund Series A-5.............................................    11,020,000      4.4            133,575
Forest Performance Fund...............................................................       300,000       *               3,636
Goldman Sachs & Company...............................................................     7,880,000      3.2             95,515
Highbridge International LLC..........................................................     9,800,000      3.9            118,787
Hudson River Trust Balanced Account...................................................     2,195,000       *              26,606
Hudson River Trust Growth & Income Account............................................     4,450,000      1.8             53,939
Hudson River Trust Growth Investors...................................................     1,830,000       *              22,181
Hull Overseas, Ltd....................................................................       250,000       *               3,030
ICI American Holdings Trust...........................................................       455,000       *               5,515
Island Holdings.......................................................................        10,000       *                 121
Jackson Investment Fund Ltd...........................................................     2,715,000      1.1             32,909
Janus Capital Corporation.............................................................     4,000,000      1.6             48,484
JMG Convertible Investments LP........................................................     6,000,000      2.4             72,727
Julius Baer Securities................................................................       380,000       *               4,606
Kentfield Trading, Ltd................................................................     7,076,000      2.8             85,769
LDG Limited...........................................................................       250,000       *               3,030
Liberty View Plus Fund................................................................     2,000,000       *              24,242
LLT Limited...........................................................................       330,000       *               4,000
Lord Abbett Bond Debenture Fund.......................................................     6,000,000      2.4             72,727
McMahan Securites Co. L.P.............................................................       758,000       *               9,187
Memphis Light, Gas & Water Retirement Fund............................................     1,830,000       *              22,181
Merrill Lynch Pierce Fenner & Smith Inc...............................................       973,000       *              11,793
Milienco L.P..........................................................................     1,000,000       *              12,121
Motion Picture Industry Health Plan-Active Member Fund................................        80,000       *                 969
Motion Picture Industry Health Plan-Retiree Member Fund...............................        40,000       *                 484
Museum of Fine Arts, Boston...........................................................        23,000       *                 278
Nalco Chemical Company................................................................       225,000       *               2,727
Nations Horizon Capital Income Fund DTC #901 Bank of New York.........................     2,000,000       *              24,242
New Hampshire Retirement System.......................................................       153,000       *               1,854
New York Life Insurance Company.......................................................       200,000       *               2,424
New York Life Separate Account #7.....................................................       500,000       *               6,060
Nicholas-Applegage Convertible Fund...................................................       323,000       *               3,915
Nomura Securites International Inc....................................................     7,500,000      3.0             90,909
OCM Convertible Limited Partnership...................................................        30,000       *                 363
OCM Convertible Trust.................................................................       635,000       *               7,696
Onex Industrial Partners Limited......................................................       525,000       *               6,363
Pacific Innovations Trust Capital Income Fund DTC #2616 PNC Bank, National Association        100000       *               1,212
Parker-Hansn fin Corporation..........................................................        36,000       *                 436
Partner Reinsurance Company Ltd.......................................................        65,000       *                 787
Pell Rudman Trust Company.............................................................       810,000       *               9,818
Penn Treaty Network Americ Insurance Company..........................................       150,000       *               1,818
Physicians Life.......................................................................       167,000       *               2,024


                                      S-2


                                                                                         Principal                    Shares of
                                                                                         Amount of    Percentage     Common Stock
                                                                                        Notes that     of Notes      that May be
Name of Selling Securityholder (1)                                                      May be Sold   Outstanding      Sold (2)
---------------------------------------------------------------------------------------------------------------------------------
Pilgrim Convertible Fund..............................................................     2,019,000       *              24,472
ProMutual.............................................................................       108,000       *               1,309
Putnam Balanced Retirement Fund.......................................................        82,000       *                 993
Raytheon Company Master Pension Trust.................................................       500,000       *               6,060
RBC Capital Services Inc..............................................................       100,000       *               1,212
Salomon Smith Barney..................................................................     6,637,000      2.7             80,448
San Diego City Retirement.............................................................       559,000       *               6,775
San Diego County Convetible...........................................................     1,848,000       *              22,400
Southern Farm Bureau Life Insurance-FRIC..............................................       625,000       *               7,575
Starvest Combined Portfolio...........................................................       875,000       *              10,606
Starvest-Managed......................................................................        90,000       *               1,090
State Employees' Retirement Fund of the State of Delaware.............................       220,000       *               2,666
State of Connecticut Combined Investment Funds........................................       745,000       *               9,030
State of Oregon Equity................................................................     5,210,000      2.1             63,151
State Street Bank Custodian for GE Pension Trust......................................       150,000       *               1,818
Tennesse Consolidated Retirement System...............................................     5,000,000      2.0             60,606
The Class IC Company, Ltd.............................................................     1,500,000       *              18,181
The First Foundation..................................................................       320,000       *               3,878
TQA Arbtiage Fund, L.P................................................................       400,000       *               4,848
TQA Leverage Fund, L.P................................................................     1,625,000       *              19,696
TQA Vantage Fund, L.P.................................................................     1,585,000       *              19,212
TQA Vantage Plus Fund, LTD............................................................       540,000       *               6,545
Tribeca Investments L.L.C.............................................................    14,000,000      5.6            169,696
Triton Capital Investments, LTD.......................................................    10,970,000      4.4            132,969
University of Rochester...............................................................        28,000       *                 339
Value Line Convertible Fund, Inc......................................................       500,000       *               6,060
Van Kampen Convertible Securities Fund................................................       270,000       *               3,272
Van Kampen Harbor Fund................................................................     1,480,000       *              17,939
Vanguard Convertible Securities Fund, Inc.............................................       475,000       *               5,757
Wake Forest University................................................................       618,000       *               7,490
Warburg Dillion Read LLC..............................................................        25,000       *                 303
Westgate International, L.P...........................................................     1,500,000       *              18,181
Zeneca Holdings Trust.................................................................       455,000       *               5,515
Other holders of notes or future transferees of such holders (3)......................     2,366,000       *              28,734
                                                                                       ------------------------------------------
Total ................................................................................  $250,000,000     100 %         3,030,303


------------------------
*  less than one percent

(1) Each of the named securityholder beneficially owns less than one percent of our outstanding common stock. No holder may offer notes or shares of common stock pursuant to this prospectus until such holder is named as a selling securityholder.

(2) Assumes full conversion of the notes held by such holder at the initial rate of $82.50 in principal amount of the notes per share of common stock.

(3) Information about other selling securityholders will be set forth in prospectus supplements or amendments, if required.

PROSPECTUS

                                DOUBLECLICK INC.

           $250,000,000 4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                  (INTEREST PAYABLE MARCH 15 AND SEPTEMBER 15)

                               ------------------

                        3,030,303 SHARES OF COMMON STOCK

                               ------------------

    On March 22, 1999, DoubleClick Inc. issued and sold $250,000,000 aggregate principal amount of 4.75% convertible subordinated notes that mature on March 15, 2006 in a private offering. The initial purchasers of the notes subsequently transferred their notes to various other holders in transactions exempt from registration under the Securities Act of 1933. In connection with the private offering by DoubleClick, it agreed to register the notes and the shares of common stock into which the notes are convertible to facilitate secondary trading by these holders, whom we refer to as selling securityholders. This prospectus is part of a registration statement that fulfills this obligation. All securities offered by this prospectus are offered by selling securityholders.

    The notes are convertible by holders into shares of our common stock at a conversion price of $82.50 per share, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances the notes may be redeemed by DoubleClick at its election or at the election of the holders of the notes. You can find a more extensive description of the notes beginning on page 18.

    The notes are not secured and are subordinated to all present and future senior indebtedness of DoubleClick.

    The notes are eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. DoubleClick's common stock is traded on the Nasdaq National Market under the symbol "DCLK." On August 17, 1999, the last reported sale price for the common stock was $92.00 per share.

                            ------------------------

    AN INVESTMENT IN THE NOTES AND THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

    Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 18, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------

DoubleClick.................................................      3

Risk Factors................................................      4

Use of Proceeds.............................................     18

Ratio of Earnings to Fixed Charges..........................     18

Description of the Notes....................................     19

Material United States Federal Income Tax Considerations....     34

Selling Securityholders.....................................     40

Plan of Distribution........................................     44

Incorporation By Reference..................................     46

Where You Can Find More Information.........................     46

Legal Matters...............................................     47

Experts.....................................................     47

                                  DOUBLECLICK

    DoubleClick is a leading provider of comprehensive Internet advertising solutions for advertisers and Web publishers worldwide. DoubleClick's technology and media expertise enable it to deliver highly targeted, measurable and cost-effective Internet advertising for advertisers and ad agencies, and to increase ad sales and improve ad space inventory management for Web publishers. DoubleClick currently has two principal service offerings: the DoubleClick Network and the DART Service.

        DOUBLECLICK NETWORK (AD SALES). The DoubleClick Network provides fully-outsourced ad sales, delivery and related services to publishers of highly-trafficked Web sites, including AltaVista, The Dilbert Zone, Macromedia and Major League Baseball. The DoubleClick Network focuses on meeting the advertising needs of Internet advertisers who target users on a national, international and/or local basis.

        DART SERVICE (AD SERVING). The DART Service, which consists of DART for Web publishers and the recently introduced Closed Loop Market Solutions suite of products for advertisers and ad agencies, provides Web publishers, advertisers and ad agencies with the ability to control the targeting, delivery, measurement and analysis of their online marketing campaigns on a real-time basis.

    DoubleClick's proprietary DART technology provides the platform for DoubleClick's solutions. This technology enables advertisers to optimize ad performance by dynamically targeting and delivering ads to Web users based on pre-selected criteria. As a user visits the Web sites of Web publishers that utilize DoubleClick's solutions, DART collects information regarding the user and his or her viewing activities and ad responses, and applies this data to improve its ability to predict the user's reaction and enhance DART's ad targeting capabilities. The sophisticated tracking and reporting functionality incorporated into DART provides advertisers with accurate measurements of ad performance based on selected criteria. In addition, DART provides Web publishers with sophisticated ad space inventory management capabilities.

    In 1998, DoubleClick's DART technology delivered approximately 34 billion ads worldwide. DART's dynamic matching, targeting and delivery functions enable Web advertisers to target their advertising based on a variety of factors, including user interests, time of day, day of week, organization name and size, domain type (i.e., commercial, government, education, network), operating system, server type and version, and keywords. In addition, DoubleClick offers the ability to match geographic location of the user's server and organization revenue, if known, through third-party databases. DART also manages the frequency and distribution of ad placements to limit repetitive ad exposures that can reduce ad effectiveness. Further, in order to deliver the advertisements on the pages that are likely to result in the best response, DART improves its predictive capabilities by continuously collecting anonymous information regarding the user's viewing activities and ad responses.

    DART is a powerful ad performance tracking and reporting tool. Detailed daily online performance reports allow advertisers and Web publishers to actively monitor and react to the success of particular ads and marketing campaigns and Web site traffic patterns, respectively. Such reports can be further tailored to evaluate ad success based on the dynamic ad matching, targeting and delivering factors set forth above. DART delivers advertising content developed using most leading Web tools and technologies, including Java, JavaScript, RealAudio, RealVideo, Enliven and VRML. In addition, DART is compatible with leading host servers, regardless of the Web publisher's hardware or software. DART is designed to be highly reliable and to operate 24 hours a day, seven days a week with minimal downtime. Enhancements of the DART technology have allowed for the development of additional features providing:
(i) advertisers with the ability to test the effectiveness of the creative content of an advertisement before launching an ad campaign by comparing click-through rates on alternative advertisements; (ii) advertisers with the opportunity to track a user to the advertiser's own Web site to determine what actions a user takes following a click-through; and (iii) Web publishers with the ability to accurately manage and record advertising activity and track related revenue over a network of affiliated Web sites.

    Our principal executive offices are located at 41 Madison Avenue, 32nd Floor, New York, New York 10010. Our telephone number is (212) 683-0001. Our Web site is at www.doubleclick.net.

    Information contained on our Web site is not part of this prospectus.

                                  RISK FACTORS

    AN INVESTMENT IN THE NOTES AND COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY THE NOTES OR OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THIS CASE, THE PRICE OF OUR SECURITIES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                 RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

    We were incorporated in January 1996 and have a limited operating history. An investor in the notes, and the common stock issuable upon the conversion of the notes, must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising market. These risks include our:

    - ability to sustain historical revenue growth rates;

    - dependence on a continuing relationship with AltaVista;

    - reliance on the DoubleClick Network;

    - need to manage our expanding operations;

    - competition;

    - ability to attract, retain and motivate qualified personnel;

    - ability to maintain our current, and develop new, strategic relationships with Web publishers;

    - ability to anticipate and adapt to the changing Internet market; and

    - ability to attract and retain a large number of advertisers from a variety of industries.

    We also depend on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES

    We incurred net losses of $3.2 million for the period from January 23, 1996 (inception) through December 31, 1996, $8.4 million for the year ended December 31, 1997, $18.2 million for the year ended December 31, 1998. We incurred a net loss of $12.5 million for the six months ended June 30, 1999, and as of June 30, 1999, our accumulated deficit was $67.3 million. We have not achieved profitability and expect to continue to incur operating losses at least into the year 2000. We expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we cannot assure you that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

WE RELY HEAVILY ON OUR RELATIONSHIP WITH ALTAVISTA AND ANY CHANGE IN THIS
  RELATIONSHIP COULD HARM OUR BUSINESS

    Approximately 20.6% and 50.1% of revenues and 43.8% and 50.1% of systems revenues for the six months ended June 30, 1999 and 1998, respectively, resulted from advertisements delivered on or through the AltaVista Web site. On
January 20, 1999, DoubleClick agreed with Compaq to enter into an Advertising Services Agreement to replace the existing Procurement and Trafficking Agreement. The

Advertising Services Agreement is effective as of January 1, 1999 and will expire on December 31, 2001, subject to prior termination in certain limited circumstances or further extension in accordance with the terms of the Advertising Services Agreement. On June 29, 1999, Compaq agreed to transfer to CMGI, Inc. a controlling interest in AltaVista. Compaq and its wholly owned subsidiary Digital Equipment Corporation will contribute the assets and liabilities comprising AltaVista's business, which we understand will include the Advertising Services Agreement, to a new company the CMGI will own approximately 83% of, with the remainder owned by Compaq. The loss of AltaVista as a customer or any significant reduction in traffic on or through the AltaVista Web site would materially and adversely affect our business, results of operations and financial condition.

A SUBSTANTIAL PORTION OF OUR REVENUES ARE DERIVED FROM WEB SITES OF A LIMITED
  NUMBER OF WEB PUBLISHERS AND THE LOSS OF THESE WEB PUBLISHERS AS CUSTOMERS COULD HARM OUR BUSINESS

    We derive a substantial portion of our DoubleClick Network revenues from ads we deliver on the Web sites of a limited number of Web publishers. Approximately 19.0% and 57.0% or our revenues for the six months ended June 30, 1999 and 1998, respectively, resulted from ads delivered on the Web sites of the top four Web publishers on the DoubleClick Network. Our business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers which account for a significant portion of our DoubleClick Network revenues or any significant reduction in traffic on such Web publisher's Web sites. In addition, advertisers or Web publishers may leave the DoubleClick Network because of such a loss, which could materially and adversely affect our business, results of operations and financial condition. Typically we enter into short-term contracts with Web publishers for inclusion of their Web sites in the DoubleClick Network. Since these contracts are short-term, we will have to negotiate new contracts or renewals in the future, which may have terms that are not as favorable to us as the terms of the existing contracts. Our business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals.

WE DERIVE THE MAJORITY OF OUR REVENUES FROM ADVERTISEMENTS WE DELIVER TO WEB
  SITES ON THE DOUBLECLICK NETWORK AND A DECREASE IN TRAFFIC LEVELS COULD HARM OUR BUSINESS

    Since the third quarter of 1996, we have derived the majority of our revenues from advertisements we deliver to Web sites on the DoubleClick Network. We expect that the DoubleClick Network will continue to account for a substantial portion of our revenues for the foreseeable future. The DoubleClick Network consists of Web sites of a limited number of Web publishers with which we have short-term contracts. We cannot assure you that these Web publishers will remain associated with the DoubleClick Network, that any DoubleClick Network Web site will maintain consistent or increasing levels of traffic over time, or that we will be able to timely or effectively replace any exiting DoubleClick Network Web site with other Web sites with comparable traffic patterns and user demographics. Our failure to successfully market the DoubleClick Network, the loss of one or more of the Web publishers that account for a significant portion of our revenues from the DoubleClick Network, or the failure of the Web sites on the DoubleClick Network to maintain consistent or increasing levels of traffic would materially and adversely affect our business, results of operations and financial condition.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

    Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

    - advertiser and Web publisher demand for our solutions;

    - user traffic levels and the number of available impressions on the DoubleClick Network's Web sites;

    - seasonal fluctuations in Internet usage;

    - changes in service fees we pay to Web publishers;

    - changes in the growth rate of Internet usage;

    - the commitment of advertising budgets to Internet advertising;

    - the mix of revenues from our various Internet advertising solutions;

    - the timing and amount of costs relating to the expansion of our operations;

    - changes in our pricing policies or those of our competitors;

    - the introduction of new solutions by us or our competitors;

    - the mix of domestic and international sales;

    - costs related to acquisitions of technology or businesses; and

    - general economic and market conditions.

    Our revenues for the foreseeable future will remain dependent on user traffic levels and advertising activity on the DoubleClick Network. These future revenues are difficult to forecast. In addition, we plan to significantly increase our operating expenses to increase our sales and marketing operations, to continue our international expansion, to upgrade and enhance our DART technology, and to market and support our solutions. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede increased revenues, then our business, results of operations and financial condition would be materially and adversely affected. Such results would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance.

    We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. If our market makes the transition from an emerging to a more developed medium, seasonal and cyclical patterns may develop in our industry. Our revenues may also be affected by seasonal and cyclical patterns in Internet advertising spending if they emerge.

    Due to all of the foregoing factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of the notes or our common stock may fall.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL
  AND INFORMATION SYSTEMS RESOURCES

    To successfully implement our business plan in the rapidly evolving market for Internet advertising requires an effective planning and management process. We continue to increase the scope of our operations both domestically and internationally, and we have grown our workforce substantially. As of June 30, 1996, we had a total of 13 employees and, as of June 30, 1999, we had a total of 658 employees. In addition, we plan to continue to expand our sales and marketing and customer support organizations both domestically and internationally. This growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our workforce. Our future performance may also depend on the effective integration of acquired businesses. Such integration, even if successful, may take a significant period of time and expense, and may place a significant strain on our resources. Our business, results of operations and financial condition will be materially and adversely affected if we are unable to effectively manage our expanding operations or the relocation of our data operations.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THE MARKET FOR INTERNET ADVERTISING
  FAILS TO DEVELOP

    Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of our current or potential advertising customers have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, most of our current and potential Web publisher customers have little or no experience in generating revenues from the sale of advertising space on their Web sites. We cannot assure you that the market for Internet advertising will continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition could be materially and adversely affected.

    There are currently no standards for the measurement of the effectiveness of Internet advertising and standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or third-party measurements of advertisement delivery results, and our customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies which our customers may not accept.

    Substantially all of our revenues are derived from the delivery of banner advertisements. If advertisers determine that banner advertising is an ineffective or unattractive advertising medium, we cannot assure you that we will be able to effectively make the transition to any other form of Internet advertising. Also, there are "filter" software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of such software.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS
  MODEL

    Our business model is to generate revenues solely by providing Internet advertising solutions to advertisers, ad agencies and Web publishers. The profit potential for our business model is unproven. To be successful, both Internet advertising and our solutions will need to achieve broad market acceptance by advertisers, ad agencies and Web publishers. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to contract with Web publishers that have Web sites with adequate available ad space inventory. Further, these Web sites must generate sufficient user traffic with demographic characteristics attractive to our advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for us to project future levels of advertising revenues and applicable gross margin that can be sustained by us or the Internet advertising industry in general.

    Market acceptance of our new solutions, including DoubleClick Local and the Closed Loop Marketing Solutions suite of products, will depend on the continued emergence of Internet commerce, communication and advertising, and market demand for our solutions. We cannot assure you that the market for our new solutions will develop or that demand for our new solutions will emerge or become sustainable.

PROBLEMS RESULTING FROM THE YEAR 2000 PROBLEM COULD REQUIRE US TO INCUR
  UNANTICIPATED EXPENSES AND COULD DIVERT MANAGEMENT'S TIME AND ATTENTION

    Currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or

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software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    We have substantially completed many elements of our Year 2000 readiness assessment, testing and remediation plan, and plan to complete all remaining elements of the plan as early in the fourth quarter of 1999 as practicable. We have completed a Year 2000 simulation test on the ad delivery functions of our software, and will perform a similar test on the ad reporting functions of our software in the third quarter of 1999. As a result of the testing to date, we have identified aspects of our software that will require minor code revisions to become Year 2000 compliant, and we plan to complete the necessary revisions as early in the fourth quarter of 1999 as practicable. To date, we have not identified any material way in which our software is not currently Year 2000 compliant. In the process of contacting our material vendors for Year 2000 assurances, we have identified certain non-U.S. companies providing server hosting services to DoubleClick's international data centers that have been unable to provide adequate assurances of Year 2000 readiness. Beginning in the third quarter, we will continue our investigation of these vendors, and will develop contingency plans in those cases in which we determine that such plans are warranted.

DISRUPTION OF OUR SERVICES DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM
  OUR BUSINESS

    The DART technology resides on a computer system located in our New York City offices and in DoubleClick data centers in New Jersey, California, Australia, Brazil, England, France, Germany, The Netherlands and Sweden. This system's continuing and uninterrupted performance is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to advertisers, ad agencies and Web publishers. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of advertising delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition would be materially and adversely affected.

    Our operations are dependent on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in our solutions could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. DoubleClick's ad serving capabilities, operational information and data storage are presently redundant, as well as archived. We currently have in operation a disaster recovery site. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

COMPETITION IN THE MARKETS FOR INTERNET ADVERTISING AND RELATED PRODUCTS AND
  SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE, AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE

    Our markets, namely Internet advertising and related products and services, are intensely competitive. We expect such competition to continue to increase because our markets pose no substantial barriers to entry. Competition may also increase as a result of industry consolidation. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

    - the timing and market acceptance of new solutions and enhancements to existing solutions developed either by us or our competitors;

    - customer service and support efforts;

    - sales and marketing efforts; and

    - the ease of use, performance, price and reliability of solutions developed either by DoubleClick or its competitors.

    We compete for Internet advertising revenues with large Web publishers and Web search engine companies, such as America Online, Excite, Lycos, Microsoft, Infoseek and Yahoo!. Further, our DoubleClick Network competes with a variety of Internet advertising networks, including 24/7 Media. In marketing our DoubleClick Network and DART Service to Web publishers, we also compete with providers of ad servers and related services, including NetGravity and AdForce. We also encounter competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies which facilitate Internet advertising.

    Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These factors may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business, results of operations or financial condition.

    Companies doing business on the Internet, including ours, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES

    We may acquire or make investments in complementary businesses, products, services or technologies. From time to time we have had discussions with companies regarding our acquiring, or investing in, their businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations due to accounting requirements such as goodwill. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

WE ARE DEPENDENT ON KEY PERSONNEL FOR OUR FUTURE SUCCESS

    Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, in particular, Kevin J. O'Connor, our Chief Executive Officer and Chairman of the Board of Directors, Kevin P. Ryan, our President and Chief Operating Officer, and Dwight
A. Merriman, our Chief Technical Officer. We have no employment agreements with any of these executives. The loss of the services of Messrs. O'Connor, Ryan or Merriman, or certain other key employees, would likely have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our continuing to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

OUR BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY
  SUPPORT THE GROWTH IN DEMAND PLACED ON IT

    Our success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. We cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. Such outages and delays could impact the Web sites of Web publishers using our solutions and the level of user traffic on Web sites on the DoubleClick Network.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF
  INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR
  SIGNIFICANT DAMAGES

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have filed three patent applications in the United States and one patent application internationally. In addition, we apply to register our trademarks in the United States and internationally. We own the registration for the DoubleClick trademark in the United States. We cannot assure you that any of our patent applications or trademark applications will be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties which may be unavailable on commercially reasonable terms.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

    Our DART technology collects and utilizes data derived from user activity on the DoubleClick Network and the Web sites of Web publishers using our solutions. This data is used for ad targeting and predicting ad performance. Although we believe that we have the right to use such data and the compilation of such data in our database, we cannot assure you that any trade secret, copyright or other protection will be available for such information. In addition, others may claim rights to such information. Further, pursuant to our contracts with Web publishers using our solutions, we are obligated to keep certain information regarding each Web publisher confidential.

    We have licensed, and we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation.

    We cannot assure you that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving. Furthermore, third parties may assert infringement claims against us. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or the Web publishers with Web sites in the DoubleClick Network. Such claims and any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR WE WILL
  NOT BE COMPETITIVE

    The Internet and Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. Our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions to address our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE FAIL TO SUCCESSFULLY EXPAND OUR
  INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS

    We have operations in a number of international markets. We intend to continue to expand our international operations and international sales and marketing efforts. To date, we have limited experience in developing localized versions of our solutions and in marketing, selling and distributing our solutions internationally. We have established DoubleClick Networks in Australia, Canada, France, Germany, Benelux (Belgium, The Netherlands, and Luxembourg) and the United Kingdom. In Japan, Iberoamerica (Spain, Portugal and Latin America), Italy and Scandinavia (Sweden, Norway, Finland, and Denmark), we are relying on our business partners to conduct operations, establish local networks, aggregate Web

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
publishers and coordinate sales and marketing efforts. Our success in such markets is directly dependent on the success of our business partners and their dedication of sufficient resources to our relationship.

    International operations are subject to other inherent risks, including:

    - the impact of recessions in economies outside the United States;

    - changes in regulatory requirements;

    - reduced protection for intellectual property rights in some countries;

    - potentially adverse tax consequences;

    - difficulties and costs of staffing and managing foreign operations;

    - political and economic instability;

    - fluctuations in currency exchange rates; and

    - seasonal fluctuations in Internet usage.

    These risks may materially and adversely affect our business, results of operations or financial condition.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUES AND INCREASE OUR
  COSTS

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. Recently, the United States Congress passed Internet laws regarding children's privacy, copyrights and taxation. Such legislation could dampen the growth in use of the Web generally and decrease the acceptance of the Web as a communications, commercial and advertising medium. The governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business, results of operations and financial condition could be adversely affected by the adoption or modification of laws or regulations relating to the Internet.

CHANGES IN LAWS RELATING TO PRIVACY OF INTERNET USERS COULD HARM OUR BUSINESS

    In recent months, the U.S. federal and various state governments have proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may result in limitations on our collection and use of information regarding Internet users in Europe. Our DART technology targets advertising to users through the use of "cookies" and other non-personally-identifying information. The effectiveness of our DART technology could be limited by any regulation or limitation in the collection or use of information regarding Internet users. Since many of the limitations are still in the proposal stage, we cannot yet determine the full impact of these regulations on our business.

OUR DIRECTORS AND OFFICERS EXERCISE SIGNIFICANT CONTROL OVER US

    Our executive officers, directors and entities affiliated with them beneficially own a significant percentage of our outstanding common stock. These stockholders may be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of DoubleClick.

OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

    The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Fluctuations in the market price for our common stock could adversely affect the trading price of the notes. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

FUTURE SALES OF OUR COMMON STOCK MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

    As of June 30, 1999, DoubleClick had 39,734,929 shares of common stock outstanding, excluding 5,382,205 shares subject to options outstanding as of such date under DoubleClick's stock option plans that are exercisable at prices ranging from $0.064 to $131.375 per share. No prediction can be made as to the effect, if any, that future sales of notes or shares of common stock or the availability of shares of common stock for future sale, will have on the market price of common stock prevailing from time to time. In addition, the filing of a registration statement with respect to the notes and the common stock issuable upon conversion thereof will trigger "piggyback" registration rights held by some of DoubleClick's stockholders. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices for common stock.

WE HAVE INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM OUR BUSINESS

    We incurred $250 million of indebtedness from the sale of the notes. This new debt resulted in a ratio of long-term debt to total equity of approximately 182% as of June 30, 1999. As a result of the sale of the notes, we have substantially increased our principal and interest obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain additional financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business, and other factors affecting our operations, many of which are beyond our control.

                         RISKS RELATED TO THE OFFERING

YOU MAY NEVER BE REPAID ON THE NOTES

    The notes are not secured by our assets and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of bankruptcy, liquidation or reorganization and in certain other events, we will not be able to pay our obligations with respect to the notes until all senior indebtedness has been fully paid. The notes are effectively subordinated to all of the liabilities of our subsidiaries since we are a shareholder of our subsidiaries and will only receive funds as a shareholder after our subsidiaries have repaid all obligations to their creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture with respect to the notes does not prohibit or limit us or our subsidiaries from incurring additional senior indebtedness, other debt or other liabilities. Our ability to pay our obligations on the notes could be adversely affected if we or our subsidiaries incur more debt.

    As of June 30, 1999, DoubleClick had outstanding $397,000 of senior indebtedness to which the notes are subordinated. Both we and our subsidiaries expect that from time to time we will incur additional indebtedness to which the notes will be subordinated.

THERE IS ONLY A LIMITED MARKET FOR THE NOTES, AND THEIR TRADING PRICES ARE
  DEPENDENT ON A NUMBER OF FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL

    There is a limited market for the notes. We cannot assure you as to the liquidity of any markets that may develop for the notes, your ability to sell your notes or the price at which you may be able to sell your notes. Future trading prices of the notes will depend on many factors, including:

    - prevailing interest rates

    - our operating results

    - the price of the DoubleClick common stock

    - the market for similar securities

The notes are eligible for trading in the PORTAL market, however, we do not intend to apply for listing of the notes on any securities exchange.

WE MAY BE UNABLE TO REPURCHASE THE NOTES UPON THE OCCURENCE OF A DESIGNATED
  EVENT

    In the event of a Designated Event, each holder of the notes will have the right to require us to repurchase all or some of their notes. Our ability to repurchase the notes upon a Designated Event may be limited by the terms of any debt ranking senior to the notes and the subordination provisions of such indebtedness. Further, our ability to repurchase notes upon a Designated Event will depend on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, we may be unable to repurchase the notes upon a Designated Event. Our failure to repurchase any notes upon a Designated Event at the request of the holder would constitute an event of default under the notes, which could result in the acceleration of our obligation to pay our obligation under the notes and all of our other outstanding indebtedness.

    The term "Designated Event" means the occurrence of any event in which all or substantially all DoubleClick common stock is or will be exchanged for consideration which is not all or substantially all DoubleClick common stock listed, or, upon consummation of or immediately following such event which will be listed, on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The Designated Event would include a transaction or event which occurs through an:

    - exchange offer

    - liquidation

    - tender offer

    - consolidation

    - merger

    - combination

    - reclassification

    - recapitalization

    The term "Designated Event" is limited to certain specified transactions and many not include other events that might adversely affect our financial condition. Even though we are required to repurchase the notes upon a Designated Event, holders still may not be protected in the event of a highly leveraged reorganization, merger or similar transaction involving us. Please see "Description of Notes."

THE MARKET FOR UNRATED DEBT IS SUBJECT TO DISRUPTIONS, WHICH COULD HAVE AN
  ADVERSE EFFECT ON THE MARKET PRICE OF THE NOTES

    The notes have not been rated. As a result, holders of the notes will have the risks associated with an investment in unrated debt. Historically, the market for unrated debt has been subject to disruptions that have caused substantial volatility in the prices of such securities and greatly reduced liquidity for the holders of such securities. If the notes are traded, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of DoubleClick and certain other factors. The liquidity of, and trading markets for, the notes may also be adversely affected by general declines in the market for unrated debt. Such declines may adversely affect the liquidity of, and trading markets for, the notes, independent of the financial performance of or prospects for DoubleClick. In addition, certain regulatory restrictions prohibit certain types of financial institutions from investing in unrated debt, which may further suppress demand for such securities. There can be no assurance that the market for the notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the notes.

        RISKS RELATED TO THE PENDING MERGERS WITH ABACUS AND NETGRAVITY

WE MAY NOT ACHIEVE THE EXPECTED BENEFITS FROM EITHER MERGER

    We entered into merger agreements with Abacus and NetGravity with the expectations that these mergers will result in significant benefits. Achieving the benefits of each merger depends on the timely, efficient and successful execution of a number of post-merger events, including integrating the operations and personnel of the acquired company. We will need to overcome significant issues, however, in order to realize any benefits or synergies from the mergers. The successful execution of these post-merger events will involve considerable risk and may not be successful. Abacus is a provider of information products and marketing research services to the direct marketing industry. NetGravity is a provider of online interactive marketing solutions. NetGravity's business model has principally been to license software designed to enable its customers to directly manage their online interactive marketing activities. DoubleClick is a provider of advertising solutions for advertisers and Web publishers. DoubleClick provides outsourced, service-based solutions to customers who choose not to directly manage their online interactive marketing activities. DoubleClick has virtually no experience in Abacus's business and little direct experience with NetGravity's primary business model. Furthermore, Abacus's principal offices are located in Broomfield, Colorado, and NetGravity's principal offices are located in San Mateo, California, while DoubleClick's principal offices are located in New York, New York. There are currently no plans to relocate any of these principal offices. In order for the mergers to be successful, we must successfully integrate Abacus's operations and personnel and NetGravity's operations and personnel with DoubleClick's operations and personnel. Our failure to complete the integration successfully could result in the loss of key personnel and customers.

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
DOUBLECLICK, ABACUS AND NETGRAVITY MAY NOT BE ABLE TO SUCCESSFULLY CROSS-MARKET
  THEIR PRODUCTS OR DEVELOP NEW PRODUCTS

    We intend that DoubleClick, Abacus and NetGravity will initially offer products and services to the customers of the other companies. We cannot assure you that any company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the benefits realized by the mergers.

    In addition, we intend after the mergers to develop new products and services that combine the knowledge and resources of the DoubleClick, Abacus and NetGravity businesses. We cannot assure you that such products or services will be successful or that we can successfully integrate or realize the anticipated benefits of the mergers. We cannot assure you that the transactions or other data in Abacus's database will be predictive or useful in other sales channels, including Internet advertising. To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. We cannot assure you that we will be able to overcome the obstacles in developing new products and services, or that there will be a market for the new products or services developed by us after the mergers. Any such failure or inability could have a material adverse effect on the combined company's business, financial condition and operating results or could result in loss of key personnel. In addition, the attention and effort devoted to the integration of the acquired companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

THE MERGERS COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS

    DoubleClick expects to incur one-time charges relating to each of the Abacus merger and the NetGravity merger. If the benefits of the mergers do not exceed the costs associated with them, including any dilution to our stockholders resulting from the issuance of shares in connection with the mergers, our financial results could be adversely affected.

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGERS

    The market price of our common stock may decline as a result of the mergers with Abacus or NetGravity if:

    - The integration of DoubleClick with either company is unsuccessful;

    - We do not achieve the perceived benefits of either merger as rapidly or to the extent anticipated by financial or industry analysts; or

    - The effect of either merger on our financial results is not consistent with the expectations of financial or industry analysts.

FAILURE OF EITHER MERGER TO QUALIFY AS A POOLING OF INTERESTS WOULD NEGATIVELY
  AFFECT OUR FINANCIAL RESULTS

    The failure of either merger to qualify for pooling-of-interests accounting treatment for financial reporting purposes for any reason would materially and adversely affect our reported financial results and, likely, the price of our common stock.

    The availability of pooling-of-interests accounting treatment for each merger depends upon circumstances and events occurring both before and after each merger's completion. For example, no significant change in the business of the combined company may occur, including significant dispositions of assets, for a period of two years following the effective time of the respective mergers. Further, affiliates of

DoubleClick and each acquired company must not sell any shares of DoubleClick or Abacus or NetGravity capital stock, as applicable, for a period beginning before the respective merger and ending on the day that DoubleClick publicly announces financial results covering at least 30 days of combined operations of DoubleClick and the acquired company after the merger. We expect that 30 days of combined financial results with Abacus and NetGravity would not be published sooner than January 2000. If affiliates of DoubleClick, Abacus or NetGravity sell their shares of DoubleClick common stock prior to that time, despite a contractual obligation restricting such sale, the applicable merger may not qualify for accounting as a pooling of interests for financial reporting purposes.

HEIGHTENED SCRUTINY RESULTING FROM PUBLIC DEBATE OVER CONSUMER PRIVACY COULD
  HARM THE COMBINED COMPANY'S BUSINESS

    There has been substantial public debate among business, government and public interest organizations over consumer privacy issues including the collection, distribution and use of consumer data. New products and services of the merged entity that collect and use personal data may be drawn into this debate or be subject to new consumer privacy regulation. While we have been active in the public debate and have expressed our position in favor of consumer notice, choice and industry self-regulation, there can be no assurance that our views will prevail. As a consequence of widespread market sentiment or governmental legislation or regulation, the merged entity may be prevented from offering certain products or services, or may be required to make changes to such products or services that could negatively affect their overall effectiveness or have a material adverse effect on the combined company's business, financial condition and operating results.

OUR BUSINESS WILL BECOME SUBJECT TO THE RISKS OF ABACUS'S AND NETGRAVITY'S
  BUSINESSES

    Assuming the proposed Abacus merger and NetGravity merger are consummated, these companies will constitute meaningful portions of DoubleClick's business. As a result, we will become subject to additional risks that are specific to Abacus's and NetGravity's respective businesses. For a detailed discussion of these risks, please see the risk factors included in each of Abacus's and NetGravity's reports filed with the Securities Exchange Commission under the Securities Exchange Act of 1934, which reports are hereby incorporated herein by reference.

FORWARD-LOOKING INFORMATION

    This prospectus includes "forward-looking statements" regarding future events or our future performance within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus or incorporated by reference regarding our financial position and business strategy may constitute forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are listed in this prospectus, and they include the forward-looking statements under "Risk Factors." All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these statements.

                                USE OF PROCEEDS

    All of the notes and the shares of DoubleClick common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. DoubleClick will not receive any proceeds from the sale of the notes or the shares of its common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

    We have not recorded earnings for any of the three years ended December 31, 1998, or for the six-month period ended June 30, 1999, and therefore are unable to cover fixed charges and unable to disclose the ratio of earnings to fixed charges. However, the following table discloses our pre-tax loss from continuing operations and our amount of fixed charges for the periods indicated:

                                                           YEAR ENDED DECEMBER 31,              SIX MONTHS
                                                     ------------------------------------          ENDED
                                                       1996          1997          1998        JUNE 30, 1999
                                                     --------      --------      --------      -------------
                                                                         (IN THOUSANDS)
Pre-tax loss from continuing operations:...........   $3,192        $8,356       $18,173          $12,536
Fixed charges:
  Interest expense:................................       91           341            75            3,337
  Interest component of rent expenses on operating
    leases:........................................      162           194           466              726
  Total fixed charges:.............................   $  253        $  535       $   541          $ 4,063
                                                      ------        ------       -------          -------
Ratio of Loss to Fixed Charges.....................       -- (a)        -- (a)        -- (a)           -- (a)
                                                      ======        ======       =======          =======

------------------------

(a) As a result of the loss incurred for the years ended 1996, 1997, and 1998 and for the six months ended June 30, 1999, the ratio coverage was less than 1:1 as DoubleClick was unable to cover the indicated fixed charges. DoubleClick must generate additional earnings of $2,939, $7,821 and $17,632 for the years ended 1996, 1997 and 1998, respectively, and $8,473 for the six months ended June 30, 1999, to achieve a coverage of 1:1.

                            DESCRIPTION OF THE NOTES

    The notes were issued under an Indenture dated as of March 22, 1999, between DoubleClick and The Bank of New York, as Trustee. Registered holders of the notes may request copies of the Indenture and the Registration Agreement between DoubleClick and the initial purchasers of the notes which relates to the registration under the Securities Act of 1933 of the notes and the shares of common stock underlying the notes. The following description is a summary of the material provisions of the Indenture and the registration agreement. It is not a complete description and does not restate those documents either in part or in their entirety. We urge you to read the Indenture and the registration agreement. The Indenture and the registration agreement, and not the following description, define your rights as holders of the notes. Copies of the Indenture and the registration agreement are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

GENERAL

    The notes represent general unsecured obligations of DoubleClick and are subordinated in right of payment to all existing and future senior debt of DoubleClick to the extent set forth in the Indenture. The Indenture does not limit the amount of other indebtedness or securities that may be issued by DoubleClick or any of its subsidiaries. DoubleClick currently conducts its operations directly and through its subsidiaries. Accordingly, DoubleClick may in the future be dependent upon the cash flow of its subsidiaries to meet some or all of its obligations, including its obligations under the notes. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of DoubleClick's subsidiaries.

Brief Description of the notes:

    - Aggregate Principal Amount:

        $250,000,000

    - Interest:

        Interest is paid on each of March 15 and September 15 through maturity at an annual rate of 4.75%, beginning on September 15, 1999.

    - Maturity:

        The notes mature and must be repaid by DoubleClick on March 15, 2006. This maturity is subject to any redemptions at the option of either a holder or DoubleClick.

    - Subordination:

        The notes are not secured and are subordinate to all present and future Senior Debt, as defined below, of DoubleClick. The notes are effectively subordinated to all indebtedness and liabilities of DoubleClick's subsidiaries.

    - Conversion:

        The notes are convertible into DoubleClick's common stock. The conversion price is $82.50 per share, subject to adjustment as described below.

    - Redemption:

        AT THE ELECTION OF DOUBLECLICK. Beginning on March 20, 2001, through maturity, the notes are redeemable at DoubleClick's option. This redemption option may be exercised for some or all of the notes, but DoubleClick must provide 30 days' prior notice. The redemption price applicable to redemptions by DoubleClick ranges between 103.393% and 100.679% of the principal amount, plus accrued interest, depending upon how close to maturity the redemption occurs.

        AT THE ELECTION OF A HOLDER. Upon a Designated Event, as defined below, each holder of notes may require DoubleClick to redeem its notes at 100% of the principal amount, plus accrued interest and liquidated damages (as defined below in the discussion on Registration Rights).

    The notes are limited to $250.0 million aggregate principal amount, have been issued only in denominations of $1,000 and integral multiples of $1,000.

    The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of other Indebtedness (as defined below) or the issuance or repurchase of other outstanding securities of DoubleClick. The Indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of DoubleClick except to the extent described under "Redemption at Option of the Holder."

    The notes bear interest at the annual rate of 4.75% from March 22, 1999, payable twice per year on March 15 and September 15, beginning on September 15, 1999, to holders of record at the close of business on the preceding February 15 and August 15, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal, premium, if any, interest and liquidated damages, if any, with respect to the notes will be payable at the office or agency of DoubleClick maintained for such purpose within New York, New York or, subject to applicable laws and regulations, at the office of any paying agent, or, at the option of DoubleClick, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by DoubleClick, DoubleClick's office or agency in New York, New York will be the office of the Trustee maintained for such purpose.

CONVERSION OF NOTES

    The holders of notes will be entitled at any time after the notes' initial issuance date (March 22, 1999) through the close of business on the business day immediately preceding the final maturity date of the notes, subject to prior redemption, to convert any notes or portions thereof, in denominations of $1,000 or multiples of $1,000, into common stock of DoubleClick, at a conversion price of $82.50 per share, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or liquidated damages, if any, accrued thereon or for dividends or distribution on, any DoubleClick common stock issued. If any notes not called for redemption are converted during the period from, but excluding, a record date for any interest payment date to, but excluding, such interest payment date, such notes must be accompanied by funds equal to the interest and liquidated damages, if any, payable on such interest payment date on the principal amount so converted. DoubleClick is not required to issue fractional shares of DoubleClick common stock upon conversion of notes and, instead, will pay a cash adjustment based upon the market price of DoubleClick common stock on the last business day prior to the date of conversion.

    In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless DoubleClick defaults in the payment of the redemption price.

    The initial conversion price of $82.50 per share of DoubleClick common stock is subject to adjustment under formulae as set forth in the Indenture in certain events, including:

        (1) the issuance of DoubleClick common stock as a dividend or distribution on the DoubleClick common stock,

        (2) certain subdivisions and combinations of the DoubleClick common stock,

        (3) the issuance to all holders of DoubleClick common stock of rights or warrants to purchase DoubleClick common stock, at a price per share less than the current market price (as defined in the Indenture),

        (4) the distribution to all holders of DoubleClick common stock of capital stock, other than common stock, or evidences of indebtedness, cash, rights or warrants, or other assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash,

        (5) distributions consisting of cash, excluding any cash dividend on the DoubleClick common stock to the extent that the aggregate cash dividend, together with the sum of (a) the aggregate amount of any other distributions made exclusively in cash to all holders of common stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution (the "Distribution Record Date") and in respect of which no conversion price adjustment has been made plus (b) the aggregate amount of all Excess Payments (as defined in the Indenture) in respect of any tender offers or other negotiated transactions by DoubleClick or any of its subsidiaries for common stock concluded within the 12 months preceding the Distribution Record Date and in respect of which no conversion price adjustments have been made, exceeds 12 1/2% of the product of the Current Market Price per share, and

        (6) payment in respect of a tender offer or exchange offer by DoubleClick or any subsidiary of DoubleClick for all or any portion of the DoubleClick common stock to the extent that the cash and value of any other consideration included in such payment per share of DoubleClick common stock exceeds 12 1/2% of the Current Market Price, as defined in the Indenture, per share of DoubleClick common stock on the Purchase Date as defined in the Indenture multiplied by the number of shares outstanding on such day.

    If we reclassify or change our outstanding common stock (other than changes to the par value or resulting from a subdivision or a combination), or consolidate with or merge into any person (other than a merger where we are the continuing corporation and which does not result in a reclassification or change in the common stock), or transfer all or substantially all our assets determined on a consolidated basis, the notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the notes would have owned immediately after any such transaction if the holders had converted the notes immediately before the effective date of such transaction.

    The Indenture also provides that if rights, warrants or options expire unexercised, the conversion price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised.

    In the event of a taxable distribution to holders of DoubleClick common stock or in certain other circumstances requiring conversion price adjustments, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of DoubleClick common stock. Please see "Material United States Federal Income Tax Considerations" below.

    DoubleClick from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case DoubleClick shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of DoubleClick, which determination shall be conclusive. DoubleClick may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of DoubleClick common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. Please see "Material United States Federal Income Tax Considerations."

    No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of DoubleClick common stock or any securities convertible into or exchangeable for DoubleClick common stock or carrying the right to purchase any of the foregoing.

REDEMPTION AT THE OPTION OF DOUBLECLICK

    The notes will not be subject to redemption at our option prior to March 20, 2001. On and after March 20, 2001, the notes may be redeemed at the option of DoubleClick, in whole or in part (in any integral multiple of $1,000) at the following redemption prices (expressed as percentages of the principal amount), in each case, together with accrued interest and liquidated damages, if any, to, but excluding, the redemption date, subject to the right of holders of record on the relevant record date to receive interest and liquidated damages, if any, due on an interest payment date; provided, however, that we may not redeem the notes prior to March 15, 2003 unless the closing sales price of our common stock exceeds 140% of the conversion price for at least 20 trading days in any consecutive 30 trading day period ending on the trading day prior to the date the notice of redemption is first mailed to the holders of the notes. If redeemed during the 12-month period beginning March 15 of the years indicated (March 20, in the case of 2001) such redemption price shall be as indicated:

YEAR                         REDEMPTION PRICE         YEAR                         REDEMPTION PRICE
----                         ----------------         ----                         ----------------
2001......................       103.393%             2004......................       101.357%
2002......................       102.714%             2005......................       100.679%
2003......................       102.036%

On or after the redemption date, interest and liquidated damages, if any, will cease to accrue on the notes, or portion thereof, called for redemption unless we fail to redeem the notes.

    If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption in accordance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate. No notes of $1,000 in principal amount or less shall be redeemed in part. Notice of redemption shall be mailed at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If a holder's notes are to be redeemed in part only, the notice of redemption that relates to such notes shall state the portion of the principal amount to be redeemed.

MANDATORY REDEMPTION

    We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

REDEMPTION AT THE OPTION OF THE HOLDER

    If a Designated Event occurs, each holder of notes shall have the right, at the holder's option, to require DoubleClick to redeem any or all of such holder's notes pursuant to a Designated Event offer at a purchase price equal to 100% of the principal amount to be redeemed, together with accrued and unpaid interest and liquidated damages, if any, thereon to the date payment is made. Within 30 days following any Designated Event, unless we have given the holders notice of our intention to redeem the notes at our election as discussed above under "Optional Redemption," we will mail a notice to each holder informing them that a Designated Event offer is being made and containing relevant information and instructions regarding the terms of the redemption, including notice of the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed unless a later date is required by applicable law. We will publicly announce the results of our Designated Event offer on or as soon as practicable after the Designated Event payment date. Payment for notes properly surrendered for redemption, and not withdrawn, will be made promptly following the repurchase date.

    We will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with repurchasing note upon pursuant to a Designated Event offer.

    A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

    A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of DoubleClick (the "Voting Stock"); (ii) DoubleClick or any subsidiary of DoubleClick consolidates with or merges into any other corporation, or any other corporation merges into DoubleClick or any subsidiary of DoubleClick, unless the stockholders of DoubleClick immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities entitled to vote generally in elections of directors of DoubleClick or the corporation resulting from such transaction in substantially the same respective proportions as their ownership of the Voting Stock immediately before such transaction; (iii) DoubleClick or DoubleClick and its subsidiaries, taken as a whole, sells, assigns, conveys, transfers or leases all or substantially all of the assets of DoubleClick or of DoubleClick and its subsidiaries, taken as a whole, as applicable (other than to one or more wholly-owned subsidiaries of DoubleClick); or (iv) the Continuing Directors do not constitute a majority of the board of directors of DoubleClick (or, if applicable, a successor corporation to DoubleClick); provided, however, that (a) a Change of Control under clause (i), (ii) or (iii) above shall not be deemed to have occurred if either the closing sales price per share of DoubleClick's common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change of Control (in the case of a Change of Control under clause (ii) or (iii) above) shall equal or exceed 105% of the conversion price of the notes in effect on the date of such Change of Control or the public announcement of such Change of Control, as applicable, or (b) a Change of Control under clause (i),
(ii) or (iii) above shall not be deemed to have occurred if at least 90% of the consideration in the Change of Control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on Nasdaq, and as a result of such transaction, the notes become convertible solely into such capital stock.

    The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer or lease of "all or substantially all" of the assets of DoubleClick. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require DoubleClick to repurchase such notes as a result of a sale, assignment, conveyance, transfer or lease of less than all of the assets of DoubleClick or DoubleClick and its subsidiaries, taken as a whole, to another person or group may be uncertain.

    "Continuing Directors" means, as of any date of determination, any member of the board of directors of DoubleClick who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

    A "Termination of Trading" will be deemed to have occurred if DoubleClick common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on Nasdaq or other established automated over-the-counter trading market in the United States.

    The redemption rights of the holders of notes could discourage a potential acquiror of DoubleClick. The Designated Event redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of DoubleClick by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Designated Event redemption feature is a result of negotiations between DoubleClick and the initial purchasers of the notes. We have no current intention to engage in a transaction involving a Designated Event, although it is possible that we could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described herein, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of Indebtedness (including Senior Debt) outstanding at such time or otherwise affect our capital structure or credit ratings. The payment of the Designated Event payment is subordinated to the prior payment of Senior Debt as described under "--Subordination of Notes" below.

    Our ability to repurchase notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, we cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the redemption price for all notes tendered by holders thereof. Our subsidiaries may be parties in the future to credit agreements and other agreements relating to Indebtedness which contain restrictions on transferring funds sufficient to permit us to effect a Designated Event payment. In addition, our future credit agreements or other agreements relating to Indebtedness (including Senior Debt) may prohibit or restrict us from making a Designated Event payment. In the event a Designated Event occurs at a time when such prohibitions or restrictions are in effect, we could seek the consent of our lenders and lenders to our subsidiaries to enable us to purchase notes or could attempt to refinance the borrowings that contain such prohibitions or restrictions. If we do not obtain such consents or repay such borrowings, we will be effectively prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. Moreover, the occurrence of a Change in Control may cause an event of default under Designated Senior Debt (as defined below). As a result, in such a case, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Please see "--Subordination of Notes" below and "Risk Factors--You May Not Be Paid on the Notes."

SUBORDINATION OF NOTES

    The notes are general unsecured obligations of DoubleClick, are subordinated in right of payment to all existing and future Senior Debt of DoubleClick and rank PARI PASSU in right of payment with all other existing and future Indebtedness and liabilities of DoubleClick that are not subordinated by their express terms to the notes. In addition, the notes will be structurally subordinated to all indebtedness and other liabilities of DoubleClick's subsidiaries, if any. As of June 30, 1999, we had $397,000 of indebtedness that would have constituted Senior Debt, consisting solely of capital leases. As of the same date, DoubleClick's subsidiaries did not have any Indebtedness. The Indenture does not restrict the amount of Senior Debt or other Indebtedness of DoubleClick or any subsidiary of DoubleClick. Please see "Risk Factors--Subordination of Notes."

    No payment on account of principal of, or premium, if any, interest or liquidated damages, if any, on or any other amounts due on the notes, including, without limitation, any payments on the Designated Event offer, and no redemption, purchase or other acquisition of the notes may be made unless (i) full payment of amounts then due on all Senior Debt has been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture provides that if any of the holders of any issue of Designated Senior Debt notify (the "Payment Blockage Notice") the Trustee that a default has occurred giving the holders of such Designated Senior Debt the right to accelerate the maturity thereof, no payment on account of principal of, or premium, if any, interest or liquidated damages, if any, or any other amounts due on the notes and no purchase, redemption or other acquisition of the notes will be made for the period (the "Payment Blockage Period") commencing on the date the Payment Blockage Notice is received and ending (unless earlier terminated by notice given to the Trustee by the holders or the representative of such holders) on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 180 days from the date the Payment Blockage Notice is received. Subject to the foregoing, unless the holders of such Designated Senior Debt or the representative of such holders shall have accelerated the maturity of such Designated Senior Debt, DoubleClick may resume payments on the notes after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

    Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of DoubleClick or acceleration of the principal amount due on the notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the notes are entitled to any payments whatsoever (other than payments of certain junior securities).

    If payment of the notes is accelerated because of an Event of Default, DoubleClick shall give prompt written notice to the holders of Senior Debt or to the trustee(s) for such Senior Debt of the acceleration. DoubleClick may not pay the principal of, premium, if any, or interest or liquidated damages, if any, on any other amounts due on the notes until five business days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay principal of, premium, if any, interest and liquidated damages, if any, on or any other amounts due on the notes only if the subordination provisions of the Indenture otherwise permit payment at that time. As a result of these subordination provisions, in the event of DoubleClick's insolvency, holders of the notes may recover ratably less than general creditors of DoubleClick.

    The term "Designated Senior Debt" means any Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $15,000,000 and is specifically designated by DoubleClick in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

    The term "Indebtedness" means, with respect to any person, all Obligations, whether or not contingent, of such person:

    - (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or under any lease or related document (including a purchase agreement) which provides that such Person is contractually obligated to purchase or to cause a third party to purchase such leased property,(d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such Person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect or the balance of the deferred and unpaid purchase price of any property or assets, and (g) under interest rate or currency swap agreement, cap floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

    - with respect to any obligation of others of the type described in the preceding clause or under clause below assumed by or guaranteed in any manner by such person or in effect guaranteed by such Person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such Person under any such assumptions, guarantees or other such arrangements); and

    - any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments modifications or supplements to, any of the foregoing.

    The term "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing any Indebtedness.

    The term "Senior Debt" means the principal of, premium, if any, interest on and other amounts due on Indebtedness of DoubleClick, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or Guaranteed by DoubleClick (including all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing), unless, in the instrument creating or evidencing such indebtedness or pursuant to which such Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to, or ranks PARI PASSU in right of payment with, the notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to DoubleClick, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include:

    - Indebtedness of or amounts owed by DoubleClick for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;

    - Indebtedness of DoubleClick to a Subsidiary of DoubleClick other than such Indebtedness that would be subject to a prior claim by the lenders under DoubleClick's existing credit facilities; or

    - any liability for federal, state, local or other taxes owed or owing by DoubleClick.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture provides that DoubleClick may not consolidate or merge with or into any person (whether or not DoubleClick is the surviving corporation) continue in a new jurisdiction, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless:

    - DoubleClick is the surviving or continuing corporation or the person formed by or surviving any such consolidation or merger (if other than DoubleClick) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of DoubleClick is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

    - the corporation formed by or surviving any such consolidation or merger (if other than DoubleClick) or the corporation to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of DoubleClick, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the notes, the registration agreement and the Indenture;

    - such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of DoubleClick's properties or assets shall be as an entirety or virtually as an entirety to one corporation and such corporation shall have assumed all the obligations of DoubleClick, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the notes, the registration agreement and the Indenture;

    - immediately after such transaction, no default or Event of Default exists; and

    - DoubleClick or such corporation shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

REPORTS

    Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, DoubleClick will file with the Commission and furnish to the Trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by DoubleClick's independent auditors. DoubleClick shall not be required to file any report or other information with the Commission if the Commission does not permit such filing.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default is defined in the Indenture as being:

    - default for 30 days in payment of any installment of interest or liquidated damages, on the notes;

    - default in payment of the principal of or premium, if any, on the notes, upon redemption or otherwise;

    - default in DoubleClick's performance of its obligations in connection with a Designated Event;

    - default by DoubleClick for 60 days after notice in the observance or performance of any other covenants in the notes or the Indenture;

    - payment defaults or other defaults causing acceleration of Indebtedness prior to maturity, where the principal amounts of the Indebtedness subject to such defaults aggregates $15 million or more, and where such defaults are not cured within 30 days after DoubleClick receives notice of such defaults;

    - failure by DoubleClick or any material subsidiary to pay final non-appealable judgments (other than where fully covered by a reputable insurance company) in excess of $15 million, which judgments are not stayed, bonded or discharge within 60 days after their entry; and

    - certain events involving bankruptcy, insolvency or reorganization of DoubleClick or any of its Material Subsidiaries.

    If any Event of Default (other than an Event of Default arising from certain events of bankruptcy or insolvency) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to DoubleClick or any material subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing default or Event of Default (except a default or Event of Default relating to the payment of principal, premium, if any, interest or liquidated damages, if applicable) if it determines that withholding notice is in their interest.

    By notice to the Trustee, the holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, waive any existing default or Event of Default and its consequences under the Indenture except a continuing default or Event of Default in the payment of the Designated Event payment or interest or liquidated damages, if applicable, on, or the principal of or premium on, the notes.

    We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and we are required, upon becoming aware of any default or Event of Default, to deliver to the Trustee a statement specifying such default or Event of Default.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraph, the Indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding notes, and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

    Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a nonconsenting holder of notes) (i) reduce the amount of notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, (iii) reduce the rate of or change the time for payment of interest on any note, (iv) waive a default in the payment of principal of or premium, if any, or interest or liquidated damages, if any, on any notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration), (v) make any note payable in money other than that stated in the notes, (vi) make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest or liquidated damages, if any, on the notes, (vii) waive a redemption payment with respect to any note, (viii) impair the right to convert the notes into DoubleClick's common stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the notes or
(x) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any holder of notes, DoubleClick and the Trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of definitive Notes, to provide for the succession of another person to DoubleClick and the assumption by such successor to DoubleClick's covenants and obligations under the Indenture, to evidence and provide for the acceptance of the appointment under the Indenture of a successor Trustee, to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the Indenture of any such holder, to make provisions with respect to the conversion rights of holders of notes in the event of a consolidation, merger, continuation or sale of assets as required by the Indenture, or to comply with requirements of the Commission in order to qualify, or maintain the qualifications of, the Indenture under the Trust Indenture Act.

NOTICES

    Notices to holders of the notes will be given by mail to the addresses of such holders as they appear in the Trustee's register of note holders. Such notices will be deemed to have been given on the date of such mailing or on the date of the first such publication, as the case may be.

REGISTRATION RIGHTS

    DoubleClick has filed with the Commission a registration statement, of which this prospectus is a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes within 60 days after the date on which the notes were issued. We have agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective within 150 days of the date on which the notes were issued. We also have agreed to use reasonable best efforts to keep the shelf registration statement effective until the earlier of:

    - the second anniversary of the closing date (which was March 22, 1999) or, if later, the second anniversary of the last date on which any securities are issued upon exercise of the initial purchasers' over-allotment option;

    - the date on which all the notes and common stock issued or issuable upon conversion thereof may be sold by non-affiliates ("affiliates" for such purpose having the meaning set forth in Rule 144) of DoubleClick pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated under the Securities Act;

    - the date as of which all the notes and common stock issued or issuable upon conversion thereof have been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); and

    - such date as of which all the notes and the common stock issued or issuable upon conversion thereof have been sold pursuant to this prospectus.

LIQUIDATED DAMAGES

    If the shelf registration statement (i) is not filed with the Commission on or prior to 60 days, or has not been declared effective by the Commission within 150 days, after March 22, 1999, or (ii) is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of Transfer Restricted Securities (as defined below) for a period of time (including any suspension period as discussed below) which shall exceed 60 days in the aggregate in any 12-month period during the period beginning on the closing date and ending on or prior to the second anniversary of the closing date, DoubleClick will pay liquidated damages to each holder of Transfer Restricted Securities that has complied with its obligations under the registration agreement. The amount of liquidated damages payable during any period in which a registration default shall have occurred and be continuing is that amount which is equal to one-quarter of one percent (25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 12.12121 shares of common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting Transfer Restricted Securities for the first 90 days during which a registration default has occurred and is continuing and one-half of one percent (50 basis points) per annum per $1,000 principal amount of notes or $5.00 per annum per 12.12121 shares of common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting Transfer Restricted Securities for any additional days during which such Registration Default has occurred and is continuing. We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check generally on interest payment dates. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

    "Transfer Restricted Securities" means each note and any share of common stock issued on conversion thereof until the earlier of the date (A) on which such note or share, as the case may be, (i) has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the Commission pursuant to the Securities Act, in either case after such registration statement has become effective under the Securities Act, (ii) has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force), or (iii) may be sold or transferred pursuant to Rule 144(k) under the Securities Act (or any similar provision then in force), or (B) that is the second anniversary of the closing date or, if later, the second anniversary of the last date on which any notes are issued upon exercise of the initial purchasers' over-allotment option.

    A holder of notes or the common stock issuable upon conversion of the notes that sells such securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations). We distributed a questionnaire to each beneficial holder of notes to obtain certain information regarding such selling securityholders for inclusion in the prospectus.

    We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve- month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

    DoubleClick will pay the expenses of the registration statement other than any underwriting discounts and commissions, provide to each registered holder who has requested to sell pursuant to the shelf registration statement copies of this prospectus, notify each registered holder who has requested to sell pursuant to the shelf registration statement when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes or the DoubleClick common stock.

BOOK-ENTRY; DELIVERY AND FORM; GLOBAL NOTE

    Notes sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S will be represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

    Investors who are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act and referred to as "QIBs") and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

    Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global note directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, if they are participants in Euroclear, or indirectly through organizations that are participants in Euroclear. Euroclear will hold interests in the global note on behalf of its participants through its depositary, which in turn will hold such interests in the global note in customers' securities accounts in the depositary's name on the books of DTC. The Chase Manhattan Bank will act initially as depositary for Euroclear.

    Notes originally purchased by or transferred to institutional accredited investors (as defined in Rules 501(a)(1), (2), (3) or (7) under the Securities
Act) that are not QIBs will be issued and physically delivered in fully registered, definitive form and may not be represented by interests in the global note. Otherwise, except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive definitive notes.

    Upon transfer of a definitive note to a QIB pursuant to Rule 144A or in an offshore transaction pursuant to Rule 904 of Regulation S, the definitive note will be exchanged for an interest in the global note, and the transferee will be required to hold its interest through a participant in DTC or Euroclear, as applicable. Upon transfer of beneficial interest in a global note to an institutional accredited investor, such beneficial interest will be exchanged for a definitive note. All transfers described in this paragraph will be subject to certain instructions set forth in the Indenture, including a requirement for the delivery of certain certifications and other documents.

    Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    DTC has advised DoubleClick as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the Initial Purchasers) banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

    Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

    So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the Indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. DoubleClick understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear.

    Payments of the principal of, and interest and liquidated damages on, the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

    DoubleClick expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. DoubleClick also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for amounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither DoubleClick, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

    Unless and until it is exchanged in whole or in part for definitive notes, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear will be effected in the ordinary way in accordance with Euroclear rules and operating procedures. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require such delivery of such notes or to pledge such notes, such holder must transfer its interest in the global note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

    Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf Euroclear, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants may not deliver instructions directly to the depositary for Euroclear.

    Because of time zone differences, the securities account of a Euroclear participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear participant on such day. Cash received in Euroclear as a result of sales of interests in the global note by or through a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear cash account only as of the business day following settlement in DTC.

    DoubleClick expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the global note for definitive notes, which it will distribute to its participants. These definitive notes will be subject to certain restrictions on registration of transfers.

    Although DoubleClick expects that DTC and Euroclear will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC and Euroclear, DTC and Euroclear are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither DoubleClick nor the Trustee will have any responsibility for the performance by DTC or Euroclear or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    If DTC is at any time unwilling to continue as a depositary for the global note or refuses to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by DoubleClick within 90 days, DoubleClick will issue definitive notes in exchange for the global note which will be subject to certain restrictions on registration of transfers.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange notes in accordance with the Indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture. DoubleClick is not required to exchange or register the transfer of any note selected for redemption. Also, DoubleClick is not required to exchange or register the transfer of any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

    The registered holder of a note will be treated as the owner of the note for all purposes.

INFORMATION CONCERNING THE TRUSTEE

    The Bank of New York, as Trustee under the Indenture, has been appointed by DoubleClick as paying agent, conversion agent, registrar and custodian with regard to the notes.

    DoubleClick is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The Trustee's claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the Trustee.

                     MATERIAL UNITED STATES FEDERAL INCOME
                               TAX CONSIDERATIONS

    The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and of DoubleClick common stock into which notes may be converted. This summary is not a complete analysis of all the potential tax considerations relating to such considerations.

    This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

    This summary deals only with holders that will hold notes and DoubleClick common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code). It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold notes as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes. DoubleClick has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

    We urge investors considering the purchase of notes to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNITED STATES HOLDERS

    As used in this prospectus, the term "United States Holder" means the beneficial owner of a note or DoubleClick common stock that for United States federal income tax purposes is:

    - a citizen or resident of the United States,

    - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

    - an estate the income of which is subject to United States federal income taxation regardless of its source, or

    - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

    PAYMENT OF INTEREST. Interest on a note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

    MARKET DISCOUNT. The holders of the notes may be affected by the "market discount" provisions of the Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the United States Holder's acquisition price. Subject to a DE MINIMIS exception, those provisions generally require a United States Holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the "accrued market discount" at the time of disposition. If a note with accrued market discount is converted into common stock pursuant to the conversion feature, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock. Market discount on the note will be treated as accruing on a straight line basis over the term of such note or, at the election of the holder, under a constant-yield method. A United States holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase on carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

    AMORTIZABLE PREMIUM. A purchaser of a note at a premium over its stated principal amount plus accrued interest generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method under which amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Section 171 premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature.

    SALE, EXCHANGE OR REDEMPTION OF THE NOTES. Upon the sale, exchange or redemption of a note, a United States Holder generally will recognize capital gain or loss (except to the extent the market discount rules discussed above otherwise provide) equal to the difference between:

    - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and

    - such Holder's adjusted tax basis in the note.

    A United States Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder, increased by any market discount (as discussed above) previously included in income by the Holder and decreased by any principal payments received by such Holder and bond premium amortized by the Holder with respect to the notes. Any capital gain or loss will be long-term if the United States Holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

    CONSTRUCTIVE DIVIDENDS ON NOTES. If at any time:

    - DoubleClick makes a distribution of cash or property to its stockholders or purchases common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of DoubleClick, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the notes is increased, or

    - the Conversion Rate of the notes is increased at the discretion of DoubleClick,

such increase in Conversion Rate may be deemed to be the payment of a taxable dividend to United States Holders of notes pursuant to Section 305 of the Internal Revenue Code. Such Holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

    CONVERSION OF THE NOTES. A United States Holder generally will not recognize any income, gain or loss upon conversion of a note into DoubleClick common stock, except with respect to cash received in lieu of a fractional share of DoubleClick common stock. Such Holder's tax basis in the DoubleClick common stock received on conversion of a note will be the same as such Holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the DoubleClick common stock received on conversion will generally include the holding period of the note converted.

    Cash received in lieu of a fractional share of DoubleClick common stock upon conversion will be treated as a payment in exchange for the fractional share of DoubleClick common stock. Accordingly, the receipt of cash in lieu of a fractional share of DoubleClick common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share.

    DIVIDENDS ON COMMON STOCK. The amount of any distribution by DoubleClick in respect of the DoubleClick common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of DoubleClick's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the DoubleClick common stock and thereafter as gain from the sale of exchange of such stock.

    In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of DoubleClick's stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate United States Holder that owns 20% or more of the voting power and value of DoubleClick's stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

    SALE OF COMMON STOCK. Upon the sale or exchange of DoubleClick common stock, a United States Holder generally will recognize capital gain or loss (except to the extent the market discount rules discussed above otherwise provide) equal to the difference between:

    - the amount of cash and the fair market value of any property received upon the sale or exchange and

    - such Holder's adjusted tax basis in the DoubleClick common stock.

Such capital gain or loss will be long-term if the United States Holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years. A United States Holder's basis and holding period in DoubleClick common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX. In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on DoubleClick common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of DoubleClick common stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

    - the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding,

    - the IRS notifies the payor that the TIN furnished by the payee is incorrect,

    - there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

    - there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

    As used herein, the term "Non-United States Holder" means any beneficial owner of a note or DoubleClick common stock that is not a United States Holder.

    PAYMENT OF INTEREST. Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a note by DoubleClick or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the Non-United States Holder and provided that the Non-United States Holder:

    - does not actually or constructively own, pursuant to the conversion feature of the notes or otherwise, 10% or more of the combined voting power of all classes of stock of DoubleClick entitled to vote,

    - is not a controlled foreign corporation related to DoubleClick actually or constructively through stock ownership,

    - is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and

    - either (a) provides a Form W-8, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to DoubleClick or its agent under penalties of perjury in which it certifies that a Form W-8, or a suitable substitute, has been received by it from the Non-United States Holder or qualifying intermediary and furnishes DoubleClick or its agent with a copy thereof.

    Amended Treasury Regulations, which are generally effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described immediately above.

    Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-United States Holder. Effectively connected interest received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 (or successor form) to the payor.

    SALE, EXCHANGE OR REDEMPTION OF THE NOTES. A Non-United States Holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note, including the receipt of cash in lieu of fractional shares upon conversion of a note into DoubleClick common stock, unless:

    - the gain is effectively connected with a United States trade or business of the Non-United States Holder,

    - in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

    - the Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

    CONVERSION OF THE NOTES. In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into DoubleClick common stock by a Non-United States Holder except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a note where any of the conditions described above under "Non-United States Holders--Sale, Exchange or Redemption of the Notes" is satisfied.

    SALE OR EXCHANGE OF COMMON STOCK. A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of DoubleClick common sock unless any of the conditions described above under "Non-United States Holder--Sale, Exchange or Redemption of the Notes" is satisfied.

    DIVIDENDS. Distributions by DoubleClick with respect to the DoubleClick common stock that are treated as dividends paid, or deemed paid, as described above under "United States Holders--Dividends on Common Stock" to a Non-United States Holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 (or successor form) to the payor.

    DEATH OF A NON-UNITED STATES HOLDER. A note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of DoubleClick entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

    DoubleClick common stock actually or beneficially held by an individual who is a Non-United States Holder at the time of his or her death, or previously transferred subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

    INFORMATION REPORTING AND BACKUP WITHHOLDING TAX. United States information reporting requirements and backup withholding tax will not apply to payments on a note to a Non-United States Holder if the statement described in "Non-United States Holders--Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note, or any payment of the proceeds of the sale of DoubleClick common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations); unless such broker:

    - is a United States person,

    - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

    - is a controlled foreign corporation for United States federal income tax purposes.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2) or (3) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-United States Holders--Payment of Interest" or otherwise establishes an exemption. Under Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

    UNITED STATES REAL PROPERTY HOLDING CORPORATIONS. The discussion of the United States taxation of Non-United States Holders of notes and DoubleClick common stock assumes that DoubleClick is at no time a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. Under present law, DoubleClick would not be a United States real property holding corporation so long as (a) the fair market value of its United States real property interests is less than (b) 50% of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, and its other assets which are used or held or use in a trade or business. DoubleClick believes that it is not a United States real property holding corporation and does not expect to become such a corporation.

    If DoubleClick becomes a "United States real property holding corporation," gain recognized by Non-United States Holders on a disposition of notes or DoubleClick common stock would be subject to United States federal income tax in certain circumstances.

    THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK OF DOUBLECLICK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

    The notes were originally purchased from DoubleClick on March 22, 1999. The initial purchasers of the notes have advised DoubleClick that the notes were resold in transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act of 1933), institutional accredited investors (as defined in Rule 501 (a) (1), (2), (3) or (7) under the Securities Act of 1933) and to non-U.S. persons outside the United States in transactions exempt from registration under the Securities Act of 1933. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of DoubleClick common stock issuable upon conversion of the notes pursuant to this prospectus.

    The selling securityholders listed below provided us the information contained in the following table with respect to themselves and the respective principal amount of notes and common stock beneficially owned by them and which may be sold by each of them under this prospectus. We have not independently verified this information.

    The selling securityholders may choose to sell notes and/or shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution."

    The following table sets forth as of August 12, 1999:

    - the name of each selling securityholder who has provided DoubleClick with notice pursuant to the registration rights agreement of their intent to sell or otherwise dispose of notes and/or shares of DoubleClick common stock issuable upon conversion of the notes pursuant to the registration statement,

    - the principal amount of notes and the number of shares of DoubleClick common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

    - the percentage of outstanding notes and common stock beneficially owned by the selling securityholder as of August 12, 1999.

                                              PRINCIPAL AMOUNT                             SHARES OF
NAME OF SELLING                                OF NOTES THAT     PERCENTAGE OF NOTES   COMMON STOCK THAT
SECURITYHOLDER(1)                               MAY BE SOLD          OUTSTANDING        MAY BE SOLD (2)
-----------------                             ----------------   -------------------   -----------------
AIG/National Union Fire Insurance--FRIC.....    $    600,000          *     %                  7,272
Allstate Insurance Company..................         750,000          *                        9,090
Arkansas Teachers Retirement System.........       1,719,000          *                       20,836
Bancroft Convertible Growth and Income Fund,
  Inc.......................................         250,000          *                        3,030
Bank of America Convertible Securities Fund
  DTC #2130 Bank of America Personal
  Trust.....................................         100,000          *                        1,212
Bank of America Securities LLC..............         190,000          *                        2,303
Baptist Health of South Florida.............         113,000          *                        1,369
BNP Arbitrage SNC...........................       9,000,000         3.6                     109,090
Boston Museum of Fine Arts..................          88,000          *                        1,066
Boulder Capital Inc.........................       5,500,000         2.2                      66,666
Boulder II Limited..........................       1,700,000          *                       20,606
CEDE & Co...................................       4,450,000         1.8                      53,939
Chrysler Corporation Master Retirement
  Trust.....................................         990,000          *                       12,000
Convexity Partners..........................         700,000          *                        8,484
CPR (USA) Inc...............................           3,333          *                           40
David Lipscomb University General
  Endowment.................................          75,000          *                          909
Delaware PERS...............................       1,045,000          *                       12,666

                                              PRINCIPAL AMOUNT                             SHARES OF
NAME OF SELLING                                OF NOTES THAT     PERCENTAGE OF NOTES   COMMON STOCK THAT
SECURITYHOLDER(1)                               MAY BE SOLD          OUTSTANDING        MAY BE SOLD (2)
-----------------                             ----------------   -------------------   -----------------
Delta Airlines Master Trust.................         405,000          *                        4,909
Donaldson Lufkin & Jenrette Securities
  Corp......................................       3,000,000         1.2                      36,364
Elliott Associates, L.P.....................       1,500,000          *                       18,181
Ellsworth Convertible Growth and Income
  Fund, Inc.................................         250,000          *                        3,030
Engineers Joint Pension Fund................         238,000          *                        2,884
Equitable Life Assurance Separate Account--
  Balanced..................................          85,000          *                        1,030
Equitable Life Assurance Separate Account--
  Convertibles..............................       1,505,000          *                       18,242
Federated Equity Funds, on behalf of its
  Federated Capital Appreciation Fund.......           7,000          *                           84
Forest Alternative Strategies Fund II LP
  A-5-I.....................................         370,000          *                        4,484
Forest Alternative Strategies Fund II LP
  A-5-M.....................................         125,000          *                        1,515
Forest Fulcrum Fund LP......................       7,180,000         2.9                      87,030
Forest Global Convertible Fund Series A-5...      11,020,000         4.4                     133,575
Forest Performance Fund.....................         300,000          *                        3,636
Goldman Sachs & Company.....................       7,880,000         3.2                      95,515
Hudson River Trust Balanced Account.........       1,285,000          *                       15,575
Hudson River Trust Growth & Income Account..       2,315,000         3.9                      28,060
Hudson River Trust Growth Investors.........       1,075,000          *                       13,030
Hull Overseas Ltd...........................         250,000          *                        3,030
ICI American Holdings Trust.................         455,000          *                        5,515
Island Holdings.............................          10,000          *                          121
JMG Convertible Investments LP..............       6,000,000         2.4                      72,727
Kentfield Trading, Ltd......................       7,076,000         2.8                      85,769
LDG Limited.................................         250,000          *                        3,030
Liberty View Plus Fund......................           2,727          *                           33
LLT Limited.................................         330,000          *                        4,000
Major League Baseball Players Benefit
  Plan......................................         485,000          *                        5,878
McMahan Securities Co. LP...................         758,000          *                        9,187
Memphis Light, Gas & Water Retirement Fund..       1,095,000          *                       13,272
Merrill Lynch Pierce Fenner & Smith Inc.....       2,448,000          *                       29,672
Milenco L.P.................................       1,000,000          *                       12,121
Motion Picture Industry Health Plan--Active
  Member Fund...............................         120,000          *                        1,454
Motion Picture Industry Health Plan--Retiree
  Member Fund...............................          60,000          *                          727
Museum of Fine Arts, Boston.................          23,000          *                          278
Nalco Chemical Company......................         225,000          *                        2,727
Nations Horizon Capital Income Fund DTC #901
  Bank of New York..........................       2,000,000          *                       24,242
New Hampshire Retirement System.............         153,000          *                        1,854
Nicholas-Applegate Convertible Fund.........         346,000          *                        4,193
Nomura Securities International Inc.........       7,500,000         3.0                      90,909
OCM Convertible Limited Partnership.........          30,000          *                          363
OCM Convertible Trust.......................         525,000          *                        6,363
Onex Industrial Partners Limited............       4,600,000         1.8                      55,757
Pacific Innovations Trust Capital Income
  Fund DTC #2616 PNC Bank, National
  Association...............................          100,00          *                        1,212
Parker-Hanrifin Corporation.................          36,000          *                          436

                                              PRINCIPAL AMOUNT                             SHARES OF
NAME OF SELLING                                OF NOTES THAT     PERCENTAGE OF NOTES   COMMON STOCK THAT
SECURITYHOLDER(1)                               MAY BE SOLD          OUTSTANDING        MAY BE SOLD (2)
-----------------                             ----------------   -------------------   -----------------
Partner Reinsurance Company Ltd.............         105,000          *                        1,272
Pilgrim Convertible Fund....................       1,843,000          *                       22,339
ProMutual...................................         108,000          *                        1,309
Putnam Balanced Retirement Fund.............          82,000          *                          993
Raytheon Company Master Pension Trust.......         500,000          *                        6,060
RBC Capital Services Inc....................         100,000          *                        1,212
San Diego City Retirement System............         670,000          *                        8,121
San Diego County Employees Retirement
  System....................................       1,755,000          *                       21,272
Southern Farm Bureau Life Insurance--FRIC...         625,000          *                        7,575
Starvest--Managed...........................          90,000          *                        1,090
Starvest Combined Portfolio.................         875,000          *                       10,606
State Employees' Retirement Fund of the
  State of Delaware.........................         350,000          *                        4,242
State of Connecticut Combined Investment
  Funds.....................................       1,180,000          *                       14,303
State of Oregon Equity......................       5,210,000         2.1                      63,151
Tennessee Consolidated Retirement System....       5,000,000         2.0                      60,606
The First Foundation........................         250,000          *                        3,030
TQA Arbtiage Fund, L.P......................         400,000          *                        4,848
TQA Leverage Fund, L.P......................       1,625,000          *                       19,696
TQA Vantage Fund, Ltd.......................       1,585,000          *                       19,212
TQA Vantage Plus Fund, Ltd..................         540,000          *                        6,545
Tribeca Investments L.L.C...................      14,000,000         5.6                     169,696
Triton Capital Investments, LTD.............      10,970,000         4.4                     132,969
University of Rochester.....................          28,000          *                          339
Van Kampen Convertible Securities Fund......         270,000          *                        3,272
Van Kampen Harbor Fund......................       1,480,000          *                       17,939
Vanguard Convertible Securities Fund,
  Inc.......................................         750,000          *                        9,090
Wake Forest University......................         585,000          *                        7,090
Warburg Dillion Read LLC....................          25,000          *                          303
Westgate International, L.P.................       1,500,000          *                       18,181
Zeneca Holdings Trust.......................         455,000          *                        5,515
Other holders of notes or future transferees
  of such holders(3)........................      95,352,940        33.8                   1,155,793
                                                ------------            ----               ---------
Total.......................................    $250,000,000         100    %              3,030,303

------------------------

*   less than one percent

(1) Each of the named securityholders beneficially owns less than one percent of our outstanding common stock. Other holders of notes collectively beneficially own 2.9% of our outstanding common stock. No holder may offer notes or shares of common stock pursuant to this prospectus until such holder is named as a selling securityholder.

(2) Assumes full conversion of the notes held by such holder at the initial rate of $82.50 in principal amount of the notes per share of common stock.

(3) Information about other selling securiting holders will be set forth in prospectus supplements, if required.

    No selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with DoubleClick or DoubleClick's affiliates, during the three years prior to the date of this prospectus.

    A selling securityholder may offer all or some portion of the notes and shares of DoubleClick common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or DoubleClick common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified in the table above may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

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
                              PLAN OF DISTRIBUTION

    DoubleClick is registering the notes and the shares of DoubleClick common stock issuable upon conversion of the notes to permit public secondary trading of such securities by the holders from time to time after the date of this prospectus. DoubleClick has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the shares of DoubleClick common stock issuable upon conversion of the notes covered by this prospectus.

    DoubleClick will not receive any of the proceeds from the offering of the notes or the shares of DoubleClick common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of DoubleClick common stock issuable upon conversion of the notes may be sold from time to time:

    - directly by any selling securityholder to one or more purchasers,

    - to or through underwriters, brokers or dealers,

    - through agents on a best-efforts basis or otherwise, or

    - through a combination of such methods of sale.

    If notes or shares of DoubleClick common stock issuable upon conversion of the notes are sold through underwriters, brokers or dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

    The notes or shares of DoubleClick common stock issuable upon conversion of the notes may be sold:

    - in one or more transactions at a fixed price or prices, which may be changed,

    - at prevailing market prices at the time of sale or at prices related to such prevailing prices,

    - at varying prices determined at the time of sale, or

    - at negotiated prices.

    Such sales may be effected in transactions (which may involve crosses or block transactions):

    - on any national securities exchange or quotation service on which the notes or shares of DoubleClick common stock may be listed or quoted at the time of sale,

    - in the over-the-counter market,

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

    - through the writing of options.

    In connection with sales of the notes or shares of DoubleClick common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

    - enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the notes or shares of DoubleClick common stock issuable upon conversion of the notes in the course of hedging the positions they assume,

    - sell short and deliver notes or shares of DoubleClick common stock issuable upon conversion of the notes to close out such short positions, or

    - loan or pledge notes or shares of DoubleClick common stock issuable upon conversion of the notes to brokers, dealers or others that in turn may sell such securities.

    The selling securityholders may pledge or grant a security interest in some or all of the notes or shares of DoubleClick common stock issuable upon conversion of the notes owned by it, and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or shares of DoubleClick common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

    The selling securityholders may sell short DoubleClick common stock and may deliver this prospectus in connection with such short sales and use the shares covered by this prospectus to cover such short sales.

    The outstanding common stock is publicly traded on Nasdaq. The initial purchasers of the notes have advised DoubleClick that certain of the initial purchasers are making and currently intend to continue making a market in the notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the initial purchasers. DoubleClick does not intend to apply for listing of the notes on Nasdaq or any securities exchange. Accordingly, DoubleClick cannot assure that any trading market will develop or have any liquidity.

    The selling securityholders and any brokers, dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of DoubleClick common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such brokers, dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the notes or shares of DoubleClick common stock issuable upon conversion of the notes described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described herein.

    We agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act . The registration agreement provides for DoubleClick and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

    DoubleClick agreed pursuant to the registration agreement to use its best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

    - the second anniversary of the closing date (which occurred on March 22, 1999) or, if later, the second anniversary of the last date on which any securities are issued upon exercise of the initial purchasers' over-allotment option,

    - the date on which all the securities and common stock issued or issuable upon conversion thereof may be sold by non-affiliates ("affiliates" for such purpose having the meaning set forth in Rule 144) of DoubleClick pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated under the Securities Act,

    - the date as of which all the securities and common stock issued or issuable upon conversion thereof have been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); and

    - such date as of which all the securities and the common stock issued or issuable upon conversion thereof have been sold pursuant to this prospectus.

    We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve- month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. The documents contain important information about DoubleClick and its finances. We incorporate by reference our:

    - Annual Report on Form 10-K, as amended by Annual Report on Form 10-K/A, for the year ended December 31, 1998;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

    - Reports on Form 8-K dated February 3, 1999, March 15, 1999, March 15, 1999, June 17, 1999 and July 22, 1999; and

    - The description of the DoubleClick common stock contained in our Registration Statement on Form 8-A dated November 30, 1998 registering the DoubleClick common stock under Section 12(g) of the Exchange Act.

    In addition, all of our filings with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference until this offering is terminated or completed.

    Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the any applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address. In addition, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this prospectus incorporates). Written or oral requests for copies of these documents should be directed to:

               Kevin J. O'Connor
               President and Chief Executive Officer
               DoubleClick Inc.
               41 Madison Avenue, 32(nd) Floor
               New York, New York 10010
               (212) 683-0001

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
    You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than on the front of this document.

                                 LEGAL MATTERS

    The validity of the securities offered under this registration statement will be passed upon for DoubleClick by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                DOUBLECLICK INC.

                                  $250,000,000

                 4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2006

                               ------------------

                        3,030,303 SHARES OF COMMON STOCK

                                   PROSPECTUS

                                August 18, 1999